UNITED STATES
SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number: 001-15166
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AllêAmerUs Savings and Retirement Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AmerUs Group Co.
699 Walnut Street
Des Moines, IA 50309-3948

Financial Statements and Supplemental Schedule
AllêAmerUs Savings and Retirement Plan
Years Ended December 31, 2005 and 2004

AllêAmerUs Savings and Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2005 and 2004
Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	12
Consent of Ernst & Young, LLP

Report of Independent Registered Public Accounting Firm
The Board of Trustees
AllêAmerUs Savings and Retirement Plan
We have audited the accompanying statements of net assets available for benefits of AllêAmerUs Savings and Retirement Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Des Moines, Iowa
May 19, 2006

1

AllêAmerUs Savings and Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Investments	$129,517,872	$119,456,165
Employer contributions receivable	3,212,157	2,816,210

Net assets available for benefits	$132,730,029	$122,272,375

See accompanying notes.

AllêAmerUs Savings and Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2005	2004

Additions:
Investment income:
Interest and dividends	$332,402	$295,919
Net unrealized and realized gains on investments	10,058,905	13,400,640

	10,391,307	13,696,559

Contributions:
Employer	6,488,893	4,283,197
Employees	4,971,463	4,717,898

	11,460,356	9,001,095

Transfer of net assets to other plans	–	(6,244)
Total additions	21,851,663	22,691,410

Deductions:
Benefits paid to participants	(11,379,739)	(10,411,124)
Administrative expenses	(14,270)	(6,974)
Total deductions	(11,394,009)	(10,418,098)
Net additions	10,457,654	12,273,312

Net assets available for benefits at beginning of year	122,272,375	109,999,063

Net assets available for benefits at end of year	$132,730,029	$122,272,375

See accompanying notes.

AllêAmerUs Savings and Retirement Plan
Notes to Financial Statements
December 31, 2005
1. Description of Plan
The following description of the AllêAmerUs Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a contributory defined contribution plan covering all employees of AmerUs Group Co. (the Company or AmerUs). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Effective April 1, 2003, the CMIC 401(k) Profit Sharing Plan of Creative Marketing International Corporation merged into the Plan. Creative Marketing International Corporation (CMIC) is wholly owned by AmerUs Annuity Group, which is wholly owned by AmerUs Group Co.
Eligibility
Employees who are scheduled to work 20 hours per week or more are eligible to participate the first of the month coinciding with, or next following, their hire date. Part-time employees who are scheduled to work fewer than 20 hours per week are eligible if the employee has earned 1,000 hours of service during (a) the one-year period which commences on the employee’s date of employment or (b) any plan year subsequent to the employee’s date of employment.
Contributions
Participants may contribute up to 50% of annual base salary, overtime pay, short-term disability plan payments, and bonuses (W-2 compensation), but excluding sign-on bonuses, long-term incentives, moving expenses, severance payments, car allowances, fitness reimbursements, holiday bonuses, and exam awards. The amount contributed per year shall not exceed $14,000 in 2005 and $13,000 in 2004. The annual contribution to all retirement benefit plans shall not exceed the lesser of $42,000 or 100% of the participant’s compensation in 2005, subject to certain limitations.

AllêAmerUs Savings and Retirement Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Any individual who becomes an eligible employee for the first time (or again becomes an eligible employee after a period of ineligibility) and does not make any election of before-tax contributions will default to a 2% of compensation contribution election to the Plan.
The Company contributes 125% of the participant’s contribution up to the first 4% of pay contributed, which is called the “company match.” The Company also contributes 4% of compensation as of the end of the plan year, which is called a “core contribution.” The Company’s “core contribution” is made as a combination of cash and company stock, with the stock portion being contributed to the Employee Stock Ownership (ESOP) component of the Plan. An eligible employee previously participating under a company defined benefit plan may also be eligible for an annual company-provided interim benefit supplement contribution. Each business unit within the Company could elect a “profit-sharing contribution” to be allocated among participants employed by the business unit.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of plan net earnings. Allocations of net earnings are based on account balances, as defined. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the vested benefit that could be provided from the participant’s account.
Vesting
A participant’s interest in pretax employee contributions and rollover contributions is fully vested and nonforfeitable at all times. After one year of service, all participants (excluding CMIC participants) are fully vested in the portion of the participant’s account attributable to employer matching contributions. After five years of service, the participant is fully vested in the core contribution, profit-sharing contributions, and any interim benefit supplement. CMIC participants previously covered under the CMIC Plan shall retain their vested interest in their employer matching and discretionary profit-sharing contributions, per the terms of the CMIC Plan in effect immediately prior to
April 1, 2003. CMIC participants employed after April 1, 2003, will vest in employee matching contributions according to a five-year graded schedule.

AllêAmerUs Savings and Retirement Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Payment of Benefits
On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s account; regular installments paid monthly, quarterly, or annually over a period designated or dollar amount specified by the participant, not to exceed the participant’s life expectancy; a joint and 50% survivor annuity for the lives of the participant and spouse, which is purchased from a life insurance company with the proceeds from the participant’s account; or a participant may elect to rollover the value of the account into another company’s plan or into an established individual retirement account.
Investment Options
Participants may direct contributions in 1% increments among 15 core investment options, including 9 mutual funds offered by American Century Services Corporation, 4 external mutual funds, JP Morgan Invest Self-Directed Account and common stock of AmerUs Group Co. Participants are limited to 50% of their vested account balance (minimum of $1,000) in the JP Morgan Invest Self-Directed Account or common stock of AmerUs.
Ultra Investors Fund – Funds invested in stocks of larger companies with a long-term capital growth potential.
Vista Investors Fund – Funds invested primarily in stocks of small to medium-sized companies with long-term capital growth potential. This fund was frozen and made unavailable for new contributions effective January 1, 1999.
International Growth Fund – Funds invested in companies of all sizes located in foreign countries.
Value Fund – Funds invested primarily in equity securities of well-established companies that are believed to be undervalued at time of purchase.
Strategic Allocation: Aggressive Fund – Funds invested in a diversified portfolio of stocks, bonds, and money market securities. The fund’s targeted mix of assets is 75% stocks, 20% bonds, and 5% money market securities.

AllêAmerUs Savings and Retirement Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Strategic Allocation: Moderate Fund – Funds invested in a diversified portfolio of stocks, bonds, and money market securities. The fund’s targeted mix of assets is 60% stocks, 30% bonds, and 10% money market securities.
Strategic Allocation: Conservative Fund – Funds invested in a diversified portfolio of stocks, bonds, and money market securities. The fund’s targeted mix of assets is 40% stocks, 45% bonds, and 15% money market securities.
Stable Asset Fund – Funds invested exclusively in a diversified pool of high quality fixed income securities.
Income & Growth Fund – Funds invested in large U.S. companies whose stocks appear undervalued.
JP Morgan U.S. Small Company Opportunities Fund – Funds invested primarily in the common stocks of small U.S. companies whose market capitalization are greater than $150 million and less than $1.25 billion when purchased. The Plan exited this fund during 2004.
Diversified Bond Fund – Funds invested in high and medium grade, non-money- market debt securities. They are payable in U.S. or foreign currencies, including corporate bonds and notes, government securities, and securities backed by mortgages or other assets.
Real Estate Fund – Funds invested exclusively in stocks of companies in the real estate sector.
Barclays Global Investors S&P 500 Stock Fund – Funds invested in stocks of larger companies with market capitalization of $10 billion or more providing a blend of long-term growth potential and securities believed to be undervalued at time of purchase.
Royce Low-Priced Stock Fund – Funds invested primarily in small companies that are believed to be undervalued at time of purchase.
Harbor International Fund – Funds invested primarily in stocks of foreign companies including those located in emerging market countries.
Buffalo Small Cap Fund – Funds invested primarily in stocks and other equities of smaller companies.

AllêAmerUs Savings and Retirement Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Common Stock of AmerUs Group Co. – Funds invested in common stock of AmerUs. For reporting purposes, AmerUs stock represents both common stock held under the AmerUs stock core investment fund and stock held under the ESOP component of the Plan.
JP Morgan Invest Self-Directed Account – Funds allow the individual participant to purchase the mutual funds, stocks, and bonds offered through JP Morgan.
Participant Loans
Participants may borrow from their fund accounts. Maximum allowable borrowings are 50% of the participant’s vested account balance, not to exceed $50,000. The minimum borrowing is $1,000. The loans bear interest at a rate equal to the prime rate published in The Wall Street Journal on the first business day of the month in which the loan was made.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
Administrative Expenses
The Company pays all expenses of the Plan, with the exception of loan origination fees and brokerage fees on the JP Morgan Invest Self-Directed Account, which are charged directly to the participant’s account.
Reclassifications
Certain 2004 amounts in the Company’s financial statements have been reclassified to conform to the 2005 financial statement presentation.

AllêAmerUs Savings and Retirement Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies
Investment Valuation and Income Recognition
Investments in mutual funds and common stock of AmerUs are reported at fair value, based upon the latest quoted market price. Participant loans are valued at their unpaid principal balance, representing estimated fair value.
The marketable securities in the JP Morgan Invest Self-Directed Account, which include common stocks, mutual funds, bonds, and a money market fund, are reported at fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Plan Amendments
The Company has amended the Plan to maintain their favorable determination letter status from the IRS and to follow the provisions required by the GUST. These amendments do not have a material effect on net assets individually or in aggregate. The amendments change the following: 1) it provides participants with an election to have allocated dividends with respect to vested ESOP shares and the company stock fund shares paid to the participant or retained in the participant’s account and add provisions relating to the allocation of dividends on non-vested shares, 2) the definition of Eligible Nonelective Contribution Employee is amended to include individuals who terminated employment on or after October 1, 2002 through December 31, 2006, due to the indefinite closure of an office location or elimination of the individual’s position, provided that the individual does not terminate employment prior to the date established by the employer, 3) any participant whose position was eliminated beginning September 1, 2001, shall have a fully vested interest in their account balance upon their termination of employment provided this provision will not apply if the employee terminates employment prior to the termination date established by AmerUs, (4) the

AllêAmerUs Savings and Retirement Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Plan is amended to provide that a plan loan of a participant who is terminated by reason of an office closure or the elimination of the participant’s position will not be accelerated as long as at least quarterly repayments are made, provided that the participant does not terminate employment prior to the date established by the employer, and (5) the provisions of the Plan for mandatory distributions on or after March 28, 2005, were reduced from $5,000 to $1,000.
3. Investments
Participants have no investment direction authority over that portion the AmerUs common stock related to the non-vested ESOP company core contributions. A summary of the significant components of the changes in the ESOP portion of the AmerUs common stock is as follows:

	Year Ended December 31
	2005	2004

AmerUs Group Co. common stock, beginning of year	$12,371,688	$10,073,935
Dividend income	110,518	108,901
Net unrealized and realized gains on investments	3,165,229	2,882,633
Employer contributions	1,322,165	1,569,152
Benefits paid to participants	(1,012,609)	(1,740,688)
Net transfers to other investments	(252,415)	(522,245)

AmerUs Group Co. common stock, end of year	$15,704,576	$12,371,688

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2005	2004

American Century Funds:
Ultra Investors Fund	$12,959,191	$13,637,138
International Growth Fund	7,389,513	6,669,703
Value Fund	12,460,995	12,331,474
Stable Asset Fund	20,358,907	20,082,889
Income & Growth Fund	16,813,326	16,705,994
Common stock of AmerUs Group Co.	23,178,658	18,345,603

AllêAmerUs Savings and Retirement Plan
Notes to Financial Statements (continued)
3. Investments (continued)
During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

	December 31
	2005	2004

Mutual funds	$4,622,433	$8,487,883
Common stock	4,716,963	4,214,452
Common/collective funds	719,509	698,305

	$10,058,905	$13,400,640

4. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended as described in Note 2. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Supplemental Schedule

AllêAmerUs Savings and Retirement Plan
EIN – 42-1458424
Plan 102
Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year)
December 31, 2005

	Description of Investment,
Identity of Issue, Borrower,	Including Maturity Date, Rate		Current
Lessor, or Similar Party	of Interest, Par, or Maturity Value	Cost	Value

Participant directed
American Century Funds*:
Ultra Investors Fund	430,681 shares		$12,959,191
Vista Investors Fund	67,326 shares		1,064,424
International Growth Fund	732,360 shares		7,389,513
Value Fund	1,792,949 shares		12,460,995
Strategic Allocation: Aggressive Fund	657,613 shares		5,175,412
Strategic Allocation: Moderate Fund	762,104 shares		5,136,579
Strategic Allocation: Conservative Fund	214,641 shares		1,180,528
Stable Asset Fund	20,358,907 shares		20,358,907
Income & Growth Fund	554,346 shares		16,813,326
Diversified Bond Fund	390,268 shares		3,926,094
Real Estate Fund	76,750 shares		1,953,276
Barclays Global Investors S&P500 Stock Fund	31,102 shares		4,667,414
Royce Low-Priced Stock Fund	240,883 shares		3,740,913
Harbor International Fund	12,106 shares		593,564
Buffalo Small Cap Fund	73,042 shares		1,858,187
Common stock:
AmerUs Group Co.* – Core Investment Fund	131,556 shares		7,474,082
JP Morgan Invest Self-Directed Account			3,768,493
	Loans to participants, 4.00%
Participant loans receivable	to 9.75% due through 2020		3,292,398
Nonparticipant directed
Common stock:
AmerUs Group Co.* – ESOP	276,789 shares	$7,657,877	15,704,576

Total investments			$129,517,872

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

AllêAmerUs Savings and Retirement Plan
(Name of Plan)

Date: June 22, 2006	By:	/s/ Laurie L. Roepsch
Laurie L. Roepsch
Vice President, Benefits